OMB APPROVAL
OMB Number: 3235-0167 Expires: October 31, 2013 Estimated average burden hours per response . . . . . 1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-02612

LUFKIN INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)
601 South Raguet Lufkin, Texas 75902-0849 (936) 634-2211

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, Par Value $1.00 Per Share Common Stock Purchase Rights

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:
Common Stock: One (1)*
Common Stock Purchase Rights: Zero (0)**

*  On July 1, 2013, pursuant to that certain Agreement and Plan of Merger dated April 5, 2013, by and among Lufkin Industries, Inc., a Texas corporation (the “Company”), General Electric Company (“GE”) and Red Acquisition, Inc., a wholly owned subsidiary of GE (“Merger Sub”), Merger Sub was merged with and into the Company (the “Merger”), and the Company, as the surviving corporation in the Merger, became a wholly owned subsidiary of GE.

**  On May 15, 1996, the Board of Directors of the Company declared a dividend distribution to shareholders of record at the close of business on May 31, 1996 of one common share purchase right (the “Right”) for each outstanding share of Common Stock that was exercisable upon the occurrence of certain specified events (the “Rights Agreement”).  On May 3, 2006, the Board of Directors of the Company decided not to renew the Rights Agreement.  The Rights Agreement and the related Rights issued under the Rights Agreement expired by the terms of the Rights Agreement at the close of business on May 31, 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934 Lufkin Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 12, 2013	LUFKIN INDUSTRIES, INC.

	By:	/s/ Victoria Lazar
		Name:	Victoria Lazar
		Title:	General Counsel and Secretary